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EXHIBIT 99.2

news release

FALCONBRIDGE ANNOUNCES THAT INCO HAS EXTENDED ITS OFFER
Inco Seeking to Complete Required Regulatory Approvals

TORONTO, January 12, 2006 — Falconbridge Limited (TSX:FAL.LV)(NYSE:FAL) today announced that Inco Limited (TSX and NYSE:N) intends to extend the date that its offer to acquire all of the common shares of Falconbridge Limited will remain open for acceptance to February 28, 2006. Inco intends to issue a formal notice of extension to Falconbridge common shareholders by the end of next week. The offer was previously extended in December 2005 so that it was to have been open for acceptance until January 27, 2006.

This latest extension is intended to provide additional time to obtain the required regulatory clearances for this transaction from the U.S. Department of Justice and the competition authorities in Europe and Canada. These clearances are needed to complete one of the remaining conditions of Inco's offer and enable Inco to be in a position to take up and pay for Falconbridge common shares tendered to the offer.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
Denis Couture
Senior Vice-President, Investor Relations,
Communications and Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

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FALCONBRIDGE ANNOUNCES THAT INCO HAS EXTENDED ITS OFFER Inco Seeking to Complete Required Regulatory Approvals